

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Michael J. Mauceli
Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Richardson, Texas 75080

> **Re:** **Reef 2012-2013 Drilling Fund, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 22, 2013**
> **File No. 333-172846**

Dear Mr. Mauceli:

We have reviewed your amended registration statement and letter dated March 22, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Prior Activities, page 64

Table Five – Oil and Gas Reserves, page 79

1.   We note your response to prior comment one from our letter dated February 26, 2013. Given the amount of time that has passed since the last proved reserve volumes were reported please expand your disclosure to explain why more current information is not presented in the filing.

Financial Statement, page F-1

2.   Please refer to the Financial Statement of Reef Oil & Gas Partners, LP in the Table of Contents of the registration statement.

3.   Please include a disclosure page immediately preceding the financial statement of the general partner to explain why financial statements of the registrant are not presented in the registration statement. In addition, please disclose the extent to which the general partner expects to be involved in managing the business of the registrant and include the following details, as applicable:

- Disclose any material historical or anticipated future transactions with the general partner, including the pertinent terms of such transactions.

- Describe the nature and extent of any funding or financial support arrangements in place between the registrant and the general partner.

- To the extent an affiliate of the general partner has committed itself to increase or maintain the general partner's capital, please describe the nature and extent of the affiliate's commitment to the general partner.

Reef Oil & Gas Partners, L.P. - Balance Sheet, page F-3

4.   We note your response to prior comment three and are not in a position to agree as the requirement to update the balance sheet of the *general partner* is based on the status of the *registrant* relative to the guidance in Rule 8-08(b) of Regulation S-X. However, if you believe we have misunderstood your position or updating is not currently possible we suggest that you contact us by telephone to discuss. Otherwise, please provide an updated audited balance sheet of the general partner to comply with the guidance in Rule 8-08 of Regulation S-X.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Ted Schweinfurth
        Baker & McKenzie LLP